09040545

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-65484

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (mm/dd/yy) AND ENDING 12/31/2008 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLEAR CREEK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

1255 POST STREET #405
(No and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL S. BLUM (415) 614-9755
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **MICHAEL S. BLUM**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CLEAR CREEK SECURITIES, INC.** as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO

Title

MARTIN KONOPASKI
COMM. # 1656024
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. APR. 12, 2010

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clear Creek Securities, Inc.

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income (Loss)	5
Statement of Changes in Stockholders' Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8
Supplementary Information	
Schedule I Computation of Net Capital Under Rule 15c3-1 Reconciliation with Company's Net Capital Computation	13
Schedule II Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 Information for Possession or Control Requirements Under Rule 15c3-3	14
Independent Auditor's Report on Internal Control	15

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Clear Creek Securities, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of Clear Creek Securities, Inc. (a California S Corporation) as of December 31, 2008, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clear Creek Securities, Inc. at December 31, 2008, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 27, 2009

E Wintter + Associates

Clear Creek Securities, Inc.

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	101,932
Commissions receivable, net of $7,500 allowance for doubtful accounts		22,000
Prepaid expenses		1,291
Securities owned, restricted		33,679
Property and equipment, net of $4,799 accumulated depreciation		1,384
Total assets	$	160,286

Liabilities and Stockholders' Equity

Accounts payable			$	341
Commissions payable				59,860
Deferred revenue				12,000
Total liabilities				72,201
Stockholders' equity				
Common stock (50,000,000 shares of no par value authorized; 25,000 shares issued and outstanding)	$	25,000		
Additional paid-in capital		99,864		
Retained earnings deficit		(36,779)		
Total stockholders' equity				88,085
Total liabilities and stockholders' equity			$	160,286

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Statement of Income (Loss)

For the Year Ended December 31, 2008

Revenue	
Investment banking fees	$ 1,408,352
Interest income	872
Total income	1,409,224
Expenses	
Commission expense	1,257,975
Compensation and benefits	98,103
Unrealized loss on securities	22,935
Bad debt expense	7,500
Rent	6,866
Professional fees	6,690
Depreciation	1,158
Other operating expenses	23,602
Total expenses	1,424,829
Loss before taxes	(15,605)
Tax provision	800
Net loss	$ (16,405)

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings Deficit	Stockholders' Equity
December 31, 2007	$ 25,000	$ 99,864	$ (20,374)	$ 104,490
Net loss			(16,405)	(16,405)
December 31, 2008	$ 25,000	$ 99,864	$ (36,779)	$ 88,085

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (16,405)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Depreciation	1,158
Bad debt	7,500
Investment banking fees received in securities	(27,680)
Unrealized loss on securities	22,935
(Increase) decrease in:	
Commissions receivable	(22,500)
Increase (decrease) in:	
Accounts payable	(3,251)
Commissions payable	26,220
Deferred revenue	12,000
Net cash provided (used) by operating activities	(23)
CASH FLOWS FROM INVESTING ACTIVITIES	
CASH FLOWS FROM FINANCING ACTIVITIES	
Net increase (decrease) in cash and cash equivalents	$ (23)
Cash and cash equivalents, beginning of year	101,955
Cash and cash equivalents, end of year	$ 101,932
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 124
Income taxes paid	$ 800

See independent auditor's report and accompanying notes.

Clear Creek Securities, Inc.

Notes to the Financial Statements

December 31, 2008

(1) Organization

Clear Creek Securities, Inc. (the Company), was formed as a California corporation in June 2002. The Company was accepted as a member of the Financial Industry Regulatory Authority (FINRA) effective January 16, 2003. The original purpose of the Company was to act as a broker dealer engaging in general securities activities. In 2007, the Company changed its agreement with its clearing organization and limited its general securities activities. The Company now focuses primarily on mergers and acquisition consulting on a fee basis and limited general securities activities.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of the receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment are valued at cost. Depreciation is being provided by the use of the accelerated method over the estimated useful lives of the assets.

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes
The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S corporation. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company is liable for California Franchise tax on S corporations.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company has elected to defer the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, under the provisions of FSP FIN 48-3. The Company uses a FAS 5, Loss Contingencies, approach for evaluating uncertain tax positions. They continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Valuation of Investments

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157, *Fair Value Measurements*. The Company's financial assets carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SFAS No. 157. The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active market for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset's classification is based on the lowest level input that is significant to its measurement. For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).

- Level 1 – Values are unadjusted quoted prices for identical assets in active markets accessible at the measurement date.
- Level 2 – Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument. Such inputs include market interest rates and volatilities, spreads and yield curves.
- Level 3 – Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement. Unobservable inputs reflect the Company's best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Gains and Losses and Investment Income

Realized gains or losses on investments represent the difference between the original cost of the investments and the related market price on the sale date or distribution date. When investment securities are sold or distributed to the members, gains or losses are classified as realized. The difference between the original cost and the estimated fair value of investments owned at the end of the year represents unrealized gains or losses. At the time investments are sold or distributed, unrealized gains or losses on the investment will be reclassified as realized.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2008, the Company's net capital was $29,731 which exceeded the requirement by $24,731.

(4) Income Taxes

Income tax expense consists of the 2008 California minimum franchise tax of $800. Deferred taxes were not significant at December 31, 2008.

(5) Lease

The Company leases office space on a month-to-month basis in San Francisco, California.

(6) Line of Credit

The Company has a $5,000 line of credit with Capital One which requires interest of 23.15% to be paid monthly. The balance of $188 at December 31, 2008 is included in accounts payable.

(7) Risk Concentrations

Due to the nature of the merger and acquisition business, the Company's revenue during the period was primarily the result of a few transactions. Approximately 65% of revenue was generated from four customers.

(8) Fair Value Measurements

Securities owned, restricted consists of investments in securities. The fair value of an asset is the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair values are based on quoted market prices when available. When market prices are not available, the Company estimates fair value using methods, models and assumptions that management believes market participants would use to determine a current transaction price. These valuation techniques involve some level of the management's estimation and judgment which becomes significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

(8) Fair Value Measurements (continued)

Financial assets are measured at fair value on a recurring basis. The following table provides information as of December 31, 2008 about the Company's financial assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Warrants			33,679	33,679
Total assets at fair value			$ 33,679	$ 33,679

Level 3 financial assets - $33,679

The Company classifies certain newly issued, privately placed, complex or illiquid securities in Level 3.

$33,679 or 100% of equity securities are reported at fair value and are classified in Level 3. Level 3 measurements may also include new public securities before there is observable market activity. Fair values for the equity securities classified in Level 3 are derived principally using unobservable inputs as there is little, if any, relevant market data.

The following table summarizes the changes in assets classified in Level 3 for 2008. Gains and losses reported in this table may include changes in fair value that are attributable to both observable and unobservable inputs.

	Total Equity Securities
Balance at 1/1/08	$ 28,934
Total gains or losses (realized/unrealized):	
Included in net decrease in net assets resulting from operations	(22,935)
Investment banking fees received in securities	27,680
Transfers in (out) of Level 3	-
Balance at 12/31/08	$ 33,679
Total losses included in income attributable to Level 3 investments held at the reporting date	$ (22,935)

Changes in the value of equity securities for realized gains and losses are included in net income. Gains and losses in income only reflect activity for the period the instrument was classified in Level 3.

SUPPLEMENTAL INFORMATION

Clear Creek Securities, Inc.

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2008

Net Capital		
Total stockholders' equity qualified for net capital		$ 88,085
Less: Non-allowable assets		
Commissions receivable	$ 22,000	
Prepaid expenses	1,291	
Property and equipment (net)	1,384	
Total non-allowable assets		24,675
Net capital before haircuts		63,410
Less: Haircuts on securities		33,679
Net capital		29,731
Net minimum capital requirement of 6.67 % of aggregate indebtedness of $72,201 or $5,000, whichever is greater		5,000
Excess net capital		$ 24,731

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2008	$ 37,005
Decrease in stockholders' equity	(15,986)
Decrease in non-allowable assets	42,391
Increase in haircuts on securities	(33,679)
Net capital per above computation	$ 29,731

Clear Creek Securities, Inc.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control
Requirements Under Rule 15c3-3

For the Year Ended December 31, 2008

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Clear Creek Securities, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Clear Creek Securities, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated March 27, 2009.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 27, 2009

Clear Creek Securities, Inc.

Annual Audit Report

December 31, 2008

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Clear Creek Securities, Inc.

Annual Audit Report

December 31, 2008

ERNST WINTTER & ASSOCIATES
Certified Public Accountants